Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION TO PRESENT AT

2012 CIBC ENERGY CONFERENCE

Calgary, April 13, 2012 – Penn West Exploration (TSX:PWT) (NYSE:PWE) wishes to notify interested parties that Hilary Foulkes, Executive Vice President and Chief Operating Officer, will be presenting at the 2012 CIBC Energy Conference on Monday, April 16th, 2012 at 2:15pm EDT (12:15pm MDT) in Toronto, Ontario.

We invite interested parties to visit http://www.pennwest.com/investors/presentations-webcasts at the presentation time noted above to listen to an audio webcast of the presentation.

For further information, please contact:

PENN WEST EXPLORATION

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com